Filed by VanceInfo Technologies Inc. pursuant to Rule 425 of the Securities Act of 1933

Subject Company: VanceInfo Technologies Inc.

Commission File No.: 001-33857

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving VanceInfo Technologies Inc. (“VanceInfo”) and HiSoft Technology International Ltd. (“HiSoft”) will be submitted to the respective shareholders of VanceInfo and HiSoft for their consideration. In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a preliminary joint proxy statement of VanceInfo and HiSoft and constitutes a preliminary prospectus of HiSoft, subject to review and comments by the SEC and further changes. HiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction. HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AS WELL AS ANY FUTURE AMENDMENT TO SUCH REGISTRATION STATEMENT FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to VanceInfo HiSoft, or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict. All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Since news of the VanceInfo-hiSoft merger was released on August 10th, 2012, we have seen a great deal of interest expressed from the media, the market, government departments and, of course, VanceInfo employees.

As the initial surprise of the announcement has worn off, many people are expressing strong enthusiasm for the merger and are seeing the Merger of Equals (MOE) as a true “win-win opportunity.”

This positive sentiment is being echoed in the media as well. A mainstream publication recently commented that this merger is much more than an act of “mutual assistance.” It characterized the merger as a landmark transaction creating a pivotal new entity capable of leading the overall global competitiveness of China’s IT service & software outsourcing industry. The writer further expressed the view that such a goal was fully in line with the aggressive corporate cultures of both hiSoft and VanceInfo and that neither company would have been satisfied with a transaction goal of mere “mutual assistance.”

With an estimated combined annual revenue of over US$670 million in 2012, the newly formed entity will have the critical commercial mass to command attention and assert influence on the world outsourcing stage. In the same way a mighty aircraft carrier is a proud symbol of a nation’s strength, the newly merged entity will serve as a flagship carrier for China’s outsourcing industry in the global arena.

Naturally, a vessel of this size will create accelerated development opportunities in new markets, service lines and career paths. We have already been approached by two top software vendors to discuss wide-scale partnerships and several municipal government entities about growth plans. Clearly, the expanded eco-system is already taking note of the new potentials to be brought about by the merger and there will no doubt be more on the way.

In the coming days as integration planning sharpens in focus, let’s continue to diligently serve our customers with excellence. Let’s also move forward in a spirit of open-mindedness and cooperation as we explore and evaluate new horizons. This merger will be a defining point in the history of China-based outsourcing companies. With the right attitudes in place now and our continued hard work, we can all do our part to ensure the merger is successful and reaches the heights of its true potential.

Members of both management teams held a Kick-off Meeting on August 18, 2012, at the hiSoft offices in Beijing. Both teams shared experiences of working in the industry and deepened their understanding on the importance of this merger. This meeting laid the foundation and framework for the integration effort.

Chris spoke at the management kick-off meeting	Tiak spoke at the management kick-off meeting

The management teams of the two companies at the management kick-off meeting

1.	Is there any timetable for the MOE?

At present, hiSoft and VanceInfo are making preparations for the merger within the scope prescribed by law. The deal is currently expected to close by the end of 2012.

2.	What changes will be made in the new company?

The new company will be dedicated to building its core competences and constructing a full-service offering platform that integrates information technology outsourcing, industry solutions and consulting services.

3.	Any impact to employees?

VanceInfo and hiSoft have great synergies in key geographic markets and service lines. Many expanded career opportunities await employees who are willing to embrace new learning environments and challenges.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving VanceInfo Technologies Inc. (“VanceInfo”) and HiSoft Technology International Ltd. (“HiSoft”) will be submitted to the respective shareholders of VanceInfo and HiSoft for their consideration. In connection with the proposed transaction, HiSoft will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a preliminary joint proxy statement of VanceInfo and HiSoft and will constitutes a prospectus of HiSoft. HiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction. HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to VanceInfo, HiSoft or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict. All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

This message does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The subject matter discussed in the above message will be addressed in a registration statement on Form F-4 containing a joint proxy statement/prospectus of VanceInfo and HiSoft that also constitutes a prospectus of HiSoft to be filed by HiSoft with the SEC in connection with the proposed transaction. We urge you to read it when it becomes available because it will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by HiSoft through the web site maintained by the SEC at www.sec.gov.